Filed by Genesis Lease Limited
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Genesis Lease Limited
Exchange Act Commission File No: 1-33200
     The following investor presentation was made to Genesis Lease Limited shareholders on September 18, 2009, in connection with the Agreement and Plan of Amalgamation, dated as of September 17, 2009, among AerCap Holdings N.V., Genesis Lease Limited and AerCap International Bermuda Limited.

September 18, 2009 Investor & Analyst Update

2 Merger of AerCap and Genesis Creates the World's Leading Independent Aircraft Leasing Company

3 Transaction Summary Notes: (1) With the meaning of Section 368(a)(1) of the Internal Revenue Code (2) Affirmative vote as defined by a majority of votes cast at a meeting at which a quorum is present Structure At closing (the effective time), Genesis Lease Limited will amalgamate with AerCap International Bermuda Limited, a wholly owned subsidiary of AerCap The amalgamation is intended to qualify as a tax-free "reorganization" (1) Consideration At closing, each Genesis ADS will be cancelled and converted into the right to receive one (1.0) AerCap common share (currently at $8.81 per share) Ownership Genesis shareholders will own approximately 29% of the stock in the combined company. Three Genesis directors will join the expanded board of the combined company Shareholder Vote An affirmative vote by the shareholders of Genesis is required to approve the amalgamation (2) The approval of AerCap's shareholders is not required Other Consents In connection with the amalgamation, certain waivers, amendments and consents have been obtained from Genesis's servicer, GECAS, and certain lenders under Genesis credit facilities

Transaction Rationale: Creating Value for Shareholders

- Creates the leading global aircraft lessor with a capital structure independent from any parent with total assets of ~$8 billion, enterprise value of over $6 billion and ~$4 billion of contracted lease assets
- Combines Genesis sourced unrestricted cash of ~$200 million(1) with AerCap's already contracted, placed, and term-funded lease asset growth
- Increases recurring lease revenues to 71%(2) of total combined revenue, further improving quality of earnings while not dilutive to AerCap's lease earnings per share
- Combination of two companies brings significant cost synergies, increase of global client base with a related reduction in customer concentration, and increased liquidity for shareholders with a combined market capitalization of over $1 billion

1) Forecast of Genesis cash through to 2012 adjusted for closing costs, no further dividend payments and savings from cost synergies

2) Based on June 30, 2009 Income Statement Excluding Impact of Purchase Accounting

GENESIS LEASE limited

AERCAP Aviation Solutions

4

Why is the Combination of AerCap/Genesis Beneficial?

AerCap perspective

Key Strategic and Financial Objectives Advanced in a Single Transaction

Stated Objective		Contribution Created through Merger
Become World's Leading Independent Aircraft Leasing Company	✓	Addition of 55 Aircraft to AerCap's Fleet
Deliver High Quality of Earnings	✓	Improves % lease revenue by 5 percentage points (1)
Enhance Liquidity to Fund Aircraft Purchases	✓	Access to ~$200MM Unrestricted Cash from Genesis (2)
Create New Global Leasing Partnerships	✓	Addition of 23 New Customers
Spread Cost Base Over Larger Revenue Stream	✓	Achievement of ~$10MM of Annual Cost Synergies

Note:

(1) Based on June 30, 2009 Income Statement Excluding Impact of Purchase Accounting

(2) Forecast of Genesis cash through to 2012 adjusted for closing costs, no further dividend payments and savings from cost synergies

GENESIS LEASE limited

AERCAP Aviation Solutions

5

Increase Shareholder Value Why is the Combination of AerCap/Genesis Beneficial? Key Strategic and Financial Objectives Advanced in a Single Transaction Stated Objective Deliver Significant Portfolio Growth Create New Global Leasing Partnerships Deliver Significant Earnings Growth 45% average premium to recent trading price(2) GLS shareholders to own 29% of combined company Contribution Created through Merger Aircraft portfolio increases from 55 to 358 Addition of 83 New Customers Combined Analyst Consensus 2010 EPS increases by 118%(1) Genesis perspective Notes (1) See Analyst Consensus 2010 EPS from Reuters on Slide 9 (2) Average premium based on exchange ratio of 1:1 and average AER and GLS closing prices in the 30-day trading period 07/31/09 to 09/11/09

Benefits of Combination Analysis (As of June 30, 2009) Notes: (1) Includes owned, managed and aircraft on order or subject to purchase contract or LOI (2) Based on owned aircraft only as of June 30, 2009 (3) Excludes impact of purchase accounting ($ Billion) ($ Billion) ($ Billion) ($ Billion) ($ Billion) ($ Billion) AerCap Genesis Combined Commentary Number of Aircraft (1) 303 55 358 Makes combined company the world's leading independent aircraft leasing company Narrowbody Content(2) 85% 84% 84% Average Age (Years) (2) 6.3 7.1 6.6 Avg Lease Term (Mo.s) (2) 61 52 59 Total Assets (2,3) 6.13 1.76 7.89 Lease Assets (2,3) 4.49 1.60 6.09 Total Debt (2,3) 4.34 1.11 5.45 Total Equity (2,3) 1.30 0.50 1.80 Debt/Equity Ratio (2,3) 3.3x 2.2x 3.0x

Benefits of Combination Analysis Cont'd (As of June 30, 2009) Notes: (1) 1st Half 2009 Annualized and excludes impact of purchase accounting. AerCap Interest Expense excludes the impact of mark-to-market of interest rate caps (2) % of Total Revenue (3) 1st Half 2009 and based on an average of net book value of lease assets at December 31, 2008, March 31, 2009, and June 30, 2009. ($ Billion) ($ Billion) ($ Billion) ($ Billion) ($ Billion) AerCap Genesis Combined Commentary Total Revenue (1) 1.00 0.22 1.22 Lease Revenue (1) 0.66 0.21 0.87 Lease Revenue (2) 66% 94% 71% Enhancement of lease revenue as a % of total revenue in combined company Basic Rents (1) 0.57 0.18 0.75 Interest Expense (1) 0.12 0.08 0.20 Net Spread (1) 0.45 0.10 0.55 Average Lease Assets (3) 4.26 1.60 5.86 Net Spread (Margin) % 10.6% 6.3% 9.4%

Earnings Per Share Analysis

Analysts Consensus 2010 EPS from Reuters

	Total	Excluding Gain from Sales	
AerCap	2.05	1.73	Essentially represents leasing EPS
Genesis	0.77	0.77	
Combined	1.68	1.45	

	Pro Forma Annual Leasing EPS
Combined Analyst Consensus Based on 2010 EPS (Ex. Sales Gain)	1.45
Expected EPS Benefit from Cost Synergies	0.07
Expected EPS Benefit from Use of a Portion of Unrestricted Cash (Portfolio Purchase)	0.11
Expected EPS Benefit from Purchase Accounting (Lower Depreciation, etc.) & Accounting Differences	0.12
Combined Company Leasing EPS	1.75

Key Points

- *Genesis Total EPS is Accretive*
- *AerCap Leasing EPS is Not Dilutive*

GENESIS LEASE limited
AERCAP Aviation Solutions

9

Next Steps and Transaction Timeline Proxy Statement / Prospectus Shareholder Vote Regulatory Approvals Operating Procedures Closing As soon as practical, AerCap will file a registration statement which will constitute the Proxy Statement for Genesis shareholders and the Prospectus for the issuance of AerCap shares Genesis and AerCap have agreed to use commercially reasonable efforts for the purpose of obtaining any required regulatory approvals During the period between signing and closing, Genesis and AerCap will conduct their respective businesses in the ordinary course except for certain covenants customary for transactions of this type The timing of closing / the effective date will depend on the items above including the time required to complete SEC review of the Proxy Statement / Prospectus and applicable regulatory approvals. Expected by year-end. Within 45 days of the SEC review of the Proxy Statement / Prospectus, Genesis will convene a meeting of its shareholders for the purpose of obtaining the required vote

Creating Value for Shareholders Transaction Creates the Leading Independent Aircraft Lessor Combines Significant Unrestricted Cash with Contracted, Placed, and Funded Growth EPS Accretive to Genesis Shareholders; Improves Quality of AerCap's Earnings with No Dilution to Leasing EPS Allows for Significant Cost Synergies, Increases Global Client Base, and Improves Liquidity for All Shareholders

12 This presentation may contain certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are intended to be covered by the safe harbor for "forward-looking statements" provided by the US Private Securities Litigation Reform Act of 1995. In some cases, such forward-looking statements can be identified by the use of forward-looking terminology such as "may," "might," "will," "should," "expect," "plan," "intend," "estimate," "anticipate," "believe," "predict," "potential" or "continue" or the negatives thereof or variations thereon or similar terminology. All forward-looking statements included in this presentation are not statements of historical fact but are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, and may include projections of future financial performance based on growth strategies and anticipated trends in our businesses. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause actual results, level of activity performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in any forward-looking statements. As a result, there can be no assurance that any forward-looking statements included in this presentation will prove to be accurate or correct. In light of these risks, uncertainties and assumptions, the future performance or events described in any forward-looking statements in this presentation might not occur. Among the factors that could cause actual results to differ materially from those described in any forward-looking statements are factors relating to satisfaction of the conditions in the amalgamation agreement between AerCap and Genesis, AerCap's ability to successfully combine the businesses of AerCap and Genesis and to realize expected synergies from the combination, and changes in global, political, economic, business, competitive, market and regulatory forces, as well as those factors described under the headings "Risk Factors" in AerCap's and Genesis's respective annual reports on Form 20-F for the year ended December 31, 2008, as filed with the US Securities and Exchange Commission (the "SEC"). Copies of such annual reports on Form 20-F are available online at http://www.sec.gov or on request from each company. Except for any obligation to disclose material information under federal securities laws, AerCap and Genesis do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and AerCap and Genesis do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. Forward-Looking Statements

13 In connection with the proposed transaction, AerCap will file with the SEC a Registration Statement on Form F-4 that will include a proxy statement of Genesis and a prospectus of AerCap. Genesis will mail the proxy statement/prospectus to its shareholders. Genesis investors are urged to read the proxy statement/prospectus (including all amendments and supplements to it) regarding the proposed transaction when it becomes available because it will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (http://www.sec.gov). These documents may also be obtained free of charge from AerCap's website (www.AerCap.com) under the heading "Investor Relations" and then under the heading "SEC Filings" or by directing a request to AerCap's Investor Relations at +31 20 655 9658. Copies of Genesis's filings may be obtained free of charge from Genesis's website (www.GenesisLease.com) under the tab "Investor Relations" and then under the heading "SEC Filings" or by directing a request to Genesis's Investor Relations at +1- 212-896-1249. This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Additional Information

14 Discussions during this conference call will include certain financial measures that were not prepared in accordance with U.S. generally accepted accounting principles. Reconciliations of those non-U.S. GAAP financial measures to the most directly comparable U.S. GAAP financial measures can be found in the 2008 Annual Report on Form 20-F and the reports on Form 6-K for AerCap and Genesis Lease Non-GAAP Financial Information